NOTICE OF THE TWENTY-SEVENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS

GigaMedia Limited

Incorporated in the Republic of Singapore

Registration No.: 199905474H

REGISTERED OFFICE

9 Raffles Place, #26-01, Republic Plaza

Singapore 048619

NOTICE IS HEREBY GIVEN that the 27th annual general meeting of the shareholders of GigaMedia Limited (the “Company”) will be held on June 25, 2026 at 11 a.m. local time at 8F, No.22, Lane 407, Sec.2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C, for the following purposes:

AS ORDINARY AND SPECIAL BUSINESS

ORDINARY RESOLUTIONS:

To consider and, if thought fit, to pass, with or without modification, the following resolutions which will be proposed as Ordinary Resolutions:

1.
Adoption of audited financial statements

RESOLVED that the Statement by the Directors, Auditor’s Report and Audited Financial Statements of the Company for the financial year ended December 31, 2025 are received and adopted.

(Resolution 1)

2. Approval of appointment of auditors

RESOLVED that Deloitte & Touche and Deloitte & Touche LLP be and are hereby appointed as the independent external auditors of the Company until the next Annual General Meeting and that the Directors be and are hereby authorized to fix their remuneration for the financial year ended December 31, 2026.

(Resolution 2)

3.
Approval of Directors’ remuneration

RESOLVED that the remuneration of all of the Directors is hereby approved in an aggregate amount not exceeding US$350,000 in respect of their professional services to the Company until the conclusion of the next Annual General Meeting of the Company.

(Resolution 3)

4.
Approval for authority to allot and issue shares

RESOLVED that pursuant to Section 161 of the Companies Act 1967 of Singapore (“Companies Act”), authority be and is hereby given to the Directors of the Company to:

(1) (a) issue ordinary shares in the Company ("Shares") whether by way of rights, bonus or otherwise; and/or

(b) make or grant offers, agreements or options (collectively, "Instruments") that might or would require Shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(2) notwithstanding that the authority conferred by this Resolution may have ceased to be in force, issue Shares pursuant to any Instrument made or granted by the Directors while this Resolution was in force; and

(3) unless varied or revoked by the Company in general meeting, such authority conferred on the Directors of the Company shall continue in force:

(i)
until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held whichever is earlier; or

(ii)
in the case of Shares to be issued pursuant to the Instruments that are made or granted pursuant to this Resolution, until the issuance of such Shares in accordance with the terms of the Instruments.

(Resolution 4)

5.
Approval for share purchase mandate

RESOLVED that:

(1) for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued Shares not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchase(s) on The Nasdaq Stock Market (“Nasdaq”) or off-market purchase(s) on one or more equal access schemes as may be determined by the Directors as they see fit, which scheme(s) shall satisfy all the conditions of the Companies Act, and otherwise be in accordance with all other laws and regulations and rules of Nasdaq as may be applicable, be and is hereby authorized and approved generally and unconditionally (the “Share Purchase Mandate”);

(2) unless varied or revoked by the Company in a general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

“Average Closing Price” means the average of the closing prices of a Share for the five consecutive trading days on which the Shares are traded on Nasdaq immediately preceding the date of market purchase by the Company or the date of making the offer pursuant to an equal access scheme, which price shall be adjusted in accordance with the listing rules of Nasdaq for any corporate action that occurs after the relevant five day period;

“Maximum Limit” means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares that are held as treasury shares as at that date); and

“Maximum Price” means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) that shall not exceed 105% of the Average Closing Price; and

(4)
the Directors of the Company and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this Resolution.

(Resolution 5)

6.
To transact any other business as may properly be transacted at an Annual General Meeting of the Company.

NOTES:

1. Shareholders are cordially invited to attend the Twenty-Seventh Annual General Meeting in person. Whether or not you plan to be at the Twenty-Seventh Annual General Meeting, you are urged to return your proxy. A shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and to vote instead of him.

2. Shareholders wishing to vote by proxy should complete the attached form.

3. The proxy form of an individual shareholder shall be signed either by the shareholder personally or by his attorney. The proxy form of a corporate shareholder shall be given either under its common seal or signed on its behalf by an attorney or a duly authorized officer of the corporate shareholder.

4. A proxy need not be a shareholder of the Company.

5. The proxy form (and if relevant, the original power of attorney, or other authority under which it is signed or a notarially certified copy of such power or authority) must be deposited at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or the office of the Company, 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., not less than 48 hours before the time for holding the Twenty-Seventh Annual General Meeting, that is by no later than 11 p.m. ET, June 22, 2026 (New York time), or 11 a.m. June 23, 2026 (Taipei time), failing which the proxy shall not be treated as valid.

6. Electronic Delivery of Future Proxy Materials. Shareholders can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please follow the instructions below relating to “Electronic Delivery of Future Proxy Materials” and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

7. Vote By internet - www.proxyvote.com. Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:00 p.m. ET on June 23, 2026 (New York time). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

8. Only shareholders of record at the close of business on Nasdaq Stock Market (New York), on April 24, 2026 are entitled to notice of and to vote at the Twenty-Seventh Annual General Meeting, or any adjournment or postponement of the Twenty-Seventh Annual General Meeting. If you have sold or transferred the Shares you hold in the Company to another person (the “Purchaser” or “Transferee”) after April 24, 2026 and prior to the Twenty-Seventh Annual General Meeting, you should immediately forward this Notice and the attached proxy statement and proxy card to the Purchaser or Transferee of such Shares, or to the bank, broker, or agent through whom the sale of such Shares was effected, for onward transmission to the Purchaser or Transferee.

9. The Company intends to use internal sources of funds or external borrowings or a combination of both to finance the Company’s purchase or acquisition of Shares pursuant to the Share Purchase Mandate. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially and adversely affect the financial position of the Company and its subsidiaries. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company’s financial position, cannot be ascertained as at the date of this Notice as this will depend on the number of Shares purchased or acquired, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired would be held in treasury or cancelled.

BY ORDER OF THE BOARD

/s/ Cheng-Ming Huang

………………………………………..

Cheng-Ming Huang (aka James Huang)

Chairman of the Board and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

Questions and Answers about the Annual Meeting and Voting

Proposal 1

Proposal 2

Proposal 3

Proposal 4

Proposal 5

Other Matters

Proxy Solicitation

GigaMedia Limited

Incorporated in the Republic of Singapore

Registration No.: 199905474H

REGISTERED OFFICE

9 Raffles Place, #26-01, Republic Plaza

Singapore 048619

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why Did I Receive This Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to be used at the Company’s annual meeting of shareholders on June 25, 2026 at 8F, No.22, Lane 407, Sec.2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C., or at any adjournment or postponement of the meeting.

Who Can Vote?

You are entitled to vote if you owned the Shares on the record date (“Record Date”), which is the close of business on Nasdaq Stock Market (New York), on April 24, 2026. Each Share that you own entitles you to one vote.

How Many Shares of Voting Stock Are Outstanding?

On the Record Date, there were 11,052,235 Shares outstanding. The Shares are our only class of voting stock.

What May I Vote On?

1. Adoption of Audited Financial Statements

2. Approval of Appointment of Auditors

3. Approval of Directors’ Remuneration

4. Approval for Authority to Allot and Issue Shares

5. Approval for Share Purchase Mandate

Other Business

How Do I Vote?

You may vote your Shares in advance of the Twenty-Seventh Annual General Meeting by visiting www.proxyvote.com and following the instructions on the web site. Have your proxy card in hand when you access the web site. Internet voting must be completed by 11 p.m. on June 23, 2026 (New York time) or 11 a.m. on June 24, 2026 (Taipei time).

You may also vote your Shares in person by attending the Twenty-Seventh Annual General Meeting. However, even if you plan on attending in person, we urge you to vote by proxy.

To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly in the prepaid envelope provided.

How Do I Request Electronic Delivery of Future Proxy Materials?

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please go to www.proxyvote.com to indicate that you agree to receive or access proxy materials electronically in future years.

May I Revoke My Proxy?

Your proxy may be revoked prior to its exercise by appropriate notice to us.

If I Plan To Attend The Meeting, Should I Still Vote By Proxy?

Whether you plan to attend the meeting or not, we urge you to vote by proxy. Returning the proxy card will not affect your right to attend the meeting, and your proxy will not be used if you are personally present at the meeting and inform the Secretary in writing prior to the voting that you wish to vote your Shares in person.

How Will My Proxy Get Voted?

If you properly fill in your proxy card and send it to us, your proxy holder (the individual named on your proxy card) will vote your Shares as you have directed. If you sign the proxy card but do not make specific choices, the proxy holder will vote your Shares as recommended by the Board of Directors and our management.

How Will Voting On Any Other Business Be Conducted?

Although we do not know of any business to be considered at the meeting other than the proposals described in this proxy statement, if any other business is presented at the meeting, your returned proxy gives authority to the proxy holder to vote on these matters in his discretion.

Proposal 1. ADOPTION OF AUDITED FINANCIAL STATEMENTS

The Company seeks shareholders’ adoption of the audited financial statements of the Company (the “Audited Financial Statements”), which have been prepared under Financial Reporting Standards in Singapore (“FRSs”), in respect of the financial year ended December 31, 2025. Along with the Audited Financial Statements, the Company seeks Shareholders’ adoption of the Statement by the Directors and Auditor’s Report of the Company in respect of the same financial year.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the Twenty-Seventh Annual General Meeting of the Company (the “AGM”).

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

Proposal 2. APPROVAL OF APPOINTMENT OF AUDITORS

The Company seeks Shareholders’ approval for the appointment of Deloitte & Touche and Deloitte & Touche LLP as the independent external auditors of the Company to hold such office until the conclusion of the next Annual General Meeting of the Company. The Board of Directors also seeks shareholders’ approval to authorize the Board of Directors to fix the remuneration for Deloitte & Touche and Deloitte & Touche LLP in respect of their services to the Company for the financial year ended December 31, 2026.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Board of Directors recommends a vote FOR this proposal.

Proposal 3. APPROVAL OF DIRECTORS’ REMUNERATION

The Company seeks shareholders’ approval on the remuneration of all of the Directors in an aggregate amount not exceeding US$350,000 in respect of their professional services to the Company until the conclusion of the next Annual General Meeting of the Company.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Company’s management recommends a vote FOR this proposal.

Proposal 4. APPROVAL FOR AUTHORITY TO ALLOT AND ISSUE SHARES

The Company is incorporated in Singapore. Under the Companies Act 1967 of Singapore (the “Companies Act”), the Directors may exercise any power of the Company to issue new Shares only with the prior approval of the shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the general meeting at which the approval was given until the date on which the next Annual General Meeting of the Company is held or is required by law to be held, whichever is earlier.

Shareholders’ approval is sought to give Directors authority to allot and issue new Shares and other instruments convertible into Shares during the period from the Twenty-Seventh Annual General Meeting to the earlier of the next Annual General Meeting or the date by which the next Annual General Meeting of the Company is required by law to be held.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Board of Directors recommends a vote FOR this proposal.

Proposal 5. APPROVAL FOR SHARE PURCHASE MANDATE

The approval of the Share Purchase Mandate authorizing the Company to purchase or acquire its Shares would give the Company the flexibility to undertake Share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

In managing the business of the Company and its subsidiaries (collectively, the “Group”), the Company’s management strives to increase shareholders’ value by improving, inter alia, the return on equity of the Group. A Share purchase by the Company is one of the ways through which the return on equity of the Group may be enhanced.

A Share purchase is also an available option for the Company to return surplus cash that is in excess of the financial and possible investment needs of the Group to its shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, inter alia, the Company’s share capital structure and its dividend policy.

The Company intends to use internal sources of funds or external borrowings or a combination of both to finance the Company's purchase or acquisition of the Shares pursuant to the Share Purchase Mandate. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially and adversely affect the financial position of the Group.

Share repurchase programmes may also help buffer short-term Share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Board of Directors recommends a vote FOR this proposal.

OTHER MATTERS

As of the date of this Proxy Statement, the Company does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Twenty-Seventh Annual General Meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote at the Twenty-Seventh Annual General Meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned.

PROXY SOLICITATION

The Company will pay the cost of preparing and mailing this proxy statement and form of proxy to its shareholders. The Company has retained Mackenzie Partners, Inc. to request banks and brokers to forward copies of these materials to persons for whom they hold Shares and to request authority for execution of the proxies.

GIGAMEDIA LIMITED

/s/ Cheng-Ming Huang

………………………………………..

Cheng-Ming Huang (aka James Huang)

Chairman of the Board and Chief Executive Officer